SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2009
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2009	EKSPORTFINANS ASA
	By:	/s/ KJELL DANIELSEN
Kjell Danielsen
Authorized Signatory

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Table of Capitalization and Indebtedness.
     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.

Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with International Financial Reporting Standards (IFRS) as of May 31, 2009. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F dated June 10, 2009.
As of May 31, 2009

	NOK	U.S. $
	(in millions) (unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	71,051.8	11,282.2

Long-term debt (excluding current portions)
Bonds	144,967.4	23,019.1
Subordinated debt	1,589.2	252.3

Total long-term debt	146,556.6	23,271.4

Capital contribution securities	376.3	59.8

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share, shares authorized and outstanding 263,914)	2,771.1	440.0
Other equity	4,573.9	726.3
Share premium reserve	176.6	28.0

Total shareholders’ equity	7,521.6	1,194.3

Total capitalization	225,506.3	35,807.7

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with our internal model.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.2977 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on May 31, 2009.